Exhibit 99.1

~~EFFECTIVE AS OF THE 1ST DAY OF JANUARY 2012~~

__________________________________________

THE GLOBAL SOURCES

RETENTION SHARE GRANT PLAN II

(AMENDED EFFECTIVE AS OF MAY 1, 2012)
__________________________________________

CONTENTS
Section	Heading
1.	Name of the Plan
2.	Purpose of the Plan
3.	Shares Subject to the Plan
4.	Grants to Eligible Persons
5.	Non-transferability
6.	Adjustments
7.	Vesting of Shares
8.	Plan Duration
9.	Administration
10.	Terminating Transactions
11.	Government Regulations
12.	Costs and Expenses
13.	Amendment or Termination of the Plan
14.	Effective Date of this Plan
15.	Limitation of Liability
16.	Governing Law and Jurisdiction
17.	Status of the Plan
Annex	Form of Share Award Certificate
Schedule 1	Certain Other Conditions Relating to the Award of Shares
Schedule 2	Vesting Schedule

THE GLOBAL SOURCES
RETENTION SHARE GRANT PLAN II

1.           Name of the Plan

1.1	This equity compensation plan shall be known as “The Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012)” (hereinafter referred to as the “Plan”).

1.2
This Plan is made pursuant to The Global Sources Equity Compensation (2007) Master Plan (amended effective as of January 1, 2012) (the “Master Plan”), and constitutes a supplementary or subsidiary document to (and shall form an integral part of and be read in conjunction with) the Master Plan.

2.           Purpose of the Plan

2.1	The purpose and objectives of the Plan are as follows:-

(a)
to ensure the continuing success of the Global Sources Network (as defined in Section 4.1) by providing valued Global Sources Team Members (as defined in Section 4.1) with an incentive to remain “in good standing” (as determined in accordance with Section 7.1) with the Global Sources Network; and

(b)	to encourage valued Global Sources Team Members to remain committed and engaged as shareholders and owners of Global Sources Ltd. (the “Company”) (a company incorporated in Bermuda),

by providing such Global Sources Team Members with a share grant benefit, upon him/her ceasing to be a Global Sources Team Member by virtue of retirement or earlier termination or departure from Service (as defined in Section 4.1), by making awards of common shares of One United States Cent (US$0.01) par value each (the “Shares”) in the Company, through The Global Sources Equity Compensation Trust 2007 (the “Trust”), to Eligible Persons as set out in Section 4.

3.           Shares Subject to the Plan

3.1
The Trust has been established pursuant to a Declaration of Trust dated 28 November 2006 (“Trust Document”) by Appleby Trust (Bermuda) Limited (now known as “Appleby Services (Bermuda) Limited”) (the “Trustee”), and the trusts set out therein have been accepted by the Trustee.

3.2	All Awarded Shares (as defined in Section 4.3) awarded to a Grantee (as defined in Section 4.2):-

(a)
shall be issued and allotted by the Company to the Trustee (which Awarded Shares so issued and allotted shall form part of the Trust property to be held by the Trustee as trustee of the Trust), at any time following the award thereof, and shall be eligible for the subsequent transfer (and shall be subsequently transferred) by the Trustee to the respective Grantee pursuant to this Plan, subject to and in accordance with the vesting rules and other applicable provisions of this Plan; or

(b)	shall be issued and allotted by the Company directly to the Grantee, subject to and in accordance with the vesting rules and other applicable provisions of this Plan.

3.3
A plan committee (the “Plan Committee”) has been constituted to (amongst other things) determine the award and allocation of the grant of Shares and other benefits to the Grantees, with such powers, functions, rights, responsibilities and terms of reference as are provided for, and/or contemplated, by the Master Plan and/or the Trust Document.

4.           Grants to Eligible Persons

4.1	In this Plan:-

“Eligible Person” shall mean any Global Sources Team Member who on or after the Commencement Date (as defined in Section 14.1) hereof:

(a)           has been a Global Sources Team Member for a minimum of five (5) years;

(b)	ceases to be a Global Sources Team Member by virtue of Retirement;

(c)	at the time of Retirement, he/she was “in good standing” (as determined in accordance with Section 7.1); and

(d)	has Other Forfeited Shares on the date of Retirement;

“Global Sources Group” shall mean Global Sources Ltd. and its subsidiaries, collectively;

“Global Sources Network” shall mean the Global Sources Group and Other Relevant Entities, collectively;

“Global Sources Team Member” shall mean any person who is employed or engaged as an employee, director or consultant of any Global Sources Network company;

“Other Relevant Entity” shall mean any independent contractor of Global Sources Ltd. or any of its subsidiaries (including the Company), as determined by the Plan Committee from time to time;

“Other Forfeited Shares” shall mean Shares which were awarded to the Global Sources Team Member concerned, prior to his/her Retirement, pursuant to The Global Sources Employee Equity Compensation Plan No. VII or any other applicable equity compensation plan(s)  (whether existing prior to, as of or after the Commencement Date of this Plan), but which Shares have not yet vested at the time of such Retirement and which are forfeited as a consequence of such Retirement under the terms and conditions thereof;

“Retirement” shall mean retirement or earlier voluntary termination or departure from Service; and

“Service” shall mean employment or engagement as an employee, director or consultant within the Global Sources Network.

4.2
Each Eligible Person shall be eligible to receive awards of Shares under the Plan, upon his/her Retirement. The Plan Committee shall select and determine (in its sole and absolute discretion) which Eligible Persons shall receive awards of Shares (the persons receiving such awards of Shares being hereinafter referred to collectively as the “Grantees” and individually as a “Grantee”).

4.3
The number of Shares to be awarded to a Grantee (“Awarded Shares”), upon his/her Retirement, shall be calculated at a rate of twenty per cent (20%) of the total number of his/her Other Forfeited Shares (at the time of the Grantee’s Retirement) for each year of completed Service (at the time of the Grantee’s Retirement) over five (5) years and up to a maximum of ten (10) years. Such Awarded Shares shall not vest immediately upon the award thereof, but (subject to the provisions of Section 7) shall vest in accordance with the vesting schedule set out in Schedule 2.

4.4	For the avoidance of doubt:

(a)
if a Global Sources Team Member’s Service with a particular Global Sources Network company (“Original Company”) ceases, by virtue of a transfer of his/her Service from the Original Company to another Global Sources Network company, then his/her cessation of Service with the Original Company shall not be deemed to constitute a Retirement, and Retirement shall only be deemed to have occurred if he/she ceases to be employed or engaged by any Global Sources Network company whatsoever; ~~and~~

(b)	the number of years of completed Service shall be calculated on the basis of consolidating and aggregating all years of completed Service with all applicable Global Sources Network companies; and

(c)
each Eligible Person under the Plan must also be an Eligible Person as such term is defined in the Master Plan, as of the effective time of his/her Retirement, and all awards of Shares under the Plan shall be, or, in the case of a successful review pursuant to Section 9.5 hereof, shall be deemed to be, effective immediately prior to the effective time of the Retirement of the applicable Grantee.

5.           Non-transferability

5.1	Any Shares awarded under the Plan shall be non-transferable except in accordance with the provisions of Section 7.1(a)(i) hereof or paragraph 1 of Schedule 1 hereto.

6.           Adjustments

6.1
If the outstanding Shares then subject to the Plan are changed into or exchanged for a different number or kind of shares or securities, as a result of one or more reorganisations, recapitalisations, stock splits, reverse stock splits, stock dividends and the like, appropriate adjustments shall be made in the number and/or type of the outstanding Shares as shall be directed by the Plan Committee.  Any such adjustment in outstanding Shares shall be made in order to preserve, but not to increase or decrease, the benefits to the Grantees existing immediately prior to the event giving rise to such adjustment.

7.           Vesting of Shares

7.1
Provided that the Grantee is "in good standing" (which definition shall be at the sole and absolute discretion of the Plan Committee) at the time of the award and remains in good standing at the time of vesting, Shares awarded under the Plan shall vest in the Grantee in accordance with the vesting schedule set out in Schedule 2, subject to the following:

(a)	In the case of every Share awarded hereunder:

(i)
if, before all the Awarded Shares are vested in accordance with Schedule 2, a Grantee shall die, then all Awarded Shares which have not yet vested at the time of death shall immediately vest, and the person or persons to whom the Grantee’s rights to the Awarded Shares shall have lawfully passed, whether by will, by the applicable laws of succession or otherwise, shall be entitled receive such Awarded Shares; or

(ii)
if, before all the Awarded Shares are vested in accordance with Schedule 2, a Grantee shall become a director, officer or employee of, or a consultant or advisor to, or an independent contractor of, a Competitor (or any parent, subsidiary or affiliate thereof); or he/she ceases to be of “good standing” (the definition and determination of shall be at the sole and absolute discretion of the Plan Committee); or he/she does anything, or conducts himself/herself in a manner, which is prejudicial to any Global Sources Network company (as determined by the Plan Committee in its sole and absolute discretion); or for any other reason (as determined by the Plan Committee in its sole and absolute discretion); then all the Awarded Shares which have not yet vested at the time of such occurrence and which are held by the Trustee for the Grantee may (at the sole and absolute discretion of the Plan Committee) be forfeited to the Trust, in which event all such forfeited Shares shall be available for further grant under the Plan.

For the purposes hereof, the definition of “Competitor” shall be as determined by the Plan Committee (in its sole and absolute discretion), and such determination shall be final and binding upon the Grantee and his/her successor(s).

(b)
All Awarded Shares, when vested and issued to a Grantee, shall rank pari passu in all respects with other Shares of the Company of the same class, including the right for the holder thereof to receive dividends (if any); provided however that (for the avoidance of doubt), unless and until Awarded Shares are actually vested and issued to a Grantee, the Grantee shall not be entitled to receive any dividends thereon or to have any voting rights therein.

8.           Plan Duration

8.1	This Plan shall commence with effect from the Commencement Date (as defined in Section 14.1) and shall terminate upon:-

(a)	the expiration or termination of the Master Plan; or

(b)	the termination of this Plan in accordance with the provisions of Section 10.1 or Section 13.1 hereof,

whichever is the earliest to occur.

8.2
Shares may not be awarded after the Plan is terminated; provided that (for the avoidance of doubt) if the terms of any award made prior to the termination date of the Plan provide for the vesting of Shares thereunder to occur upon or after such termination date, then such award and the vesting of Shares thereunder shall not be prejudiced by the termination of the Plan.

9.           Administration

9.1	The Plan shall be managed and administered by the Trustee, subject always to the directions of the Plan Committee as provided under the Trust Document.

9.2
The interpretation and construction by the Plan Committee of any of the provisions of the Plan or of any Grants awarded hereunder shall be final and binding upon Grantees and their respective successors.

9.3	The Plan Committee may, from time to time, adopt further rules and regulations for carrying out the Plan and:-

(a)
subject to the provisions of the Plan and the directions and approval of the Plan Committee, the Trustee may issue a certificate in the form set out in the Annex to the Plan or such other form or forms of the instruments evidencing Shares awarded under the Plan as may be prescribed or approved by the Plan Committee, and may require the Grantee to sign a written acceptance and acknowledgement of the award in such form and manner as the Trustee may deem fit; and/or

(b)
subject to the provisions of the Plan, the Plan Committee (or its authorized representative) may issue a notification of Shares awarded under the Plan to a Grantee in such form and manner as the Plan Committee (or its authorized representative) may deem fit, and may require the Grantee to sign a written acceptance and acknowledgement of the award in such form and manner as the Plan Committee (or its authorized representative) may deem fit.

9.4	Subject to the provisions of the Plan, the Plan Committee shall have full and final authority (in its sole and absolute discretion):

(a)	to determine (from amongst Eligible Persons) the Grantees to be awarded Shares;

(b)           to determine the number of Shares to be awarded;

(c)           to determine the terms of award, including any vesting provisions;

(d)	to determine such other terms and provisions of award as it may authorise at the time when each Share is awarded (each of which terms and provisions may be different for each award); and

(e)
to amend the terms of any existing award to accelerate the time or times at which Shares awarded under the Plan, or any part thereof, shall become vested, or in any other respect which shall not adversely affect the rights of the Grantee of such award of Shares.

9.5
In the event any Global Sources Team Member considers, following Retirement, that his/her participation in the Plan has been unreasonably withheld as a result of an unreasonable exercise of discretion on the part of the Plan Committee, such Global Sources Team Member shall be entitled to request that the designated management board of the Company (“Management Board”) reviews such decision and that it makes recommendations to the Plan Committee accordingly. The Management Board of the Company shall have sole and absolute discretion as to whether or not to entertain such request and/or whether to make such recommendations (and if so, what recommendations to make, if any). Any decision and determination of the Management Board of the Company in connection therewith, and/or of the Plan Committee pursuant to recommendations made by the Management Board of the Company (if any), shall be final and there shall be no further rights of appeal in respect thereof.

9.6
The Trustee, the Plan Committee, the Board of Directors of the Company, the Management Board of the Company and the Company shall not be liable for any action taken, or any determination made, in good faith, in connection with the Plan.

9.7
The Company or its Board of Directors may delegate any of its powers, rights, duties and/or responsibilities under the Plan to the Plan Committee, who may discharge the same with the authority and in the place and stead of the Company or its Board of Directors (as the case may be).

10.           Terminating Transactions

10.1
Upon the occurrence of a Terminating Transaction, as hereinafter defined, the Plan shall automatically terminate. Upon the happening of a Terminating Transaction and the corresponding termination of the Plan, any Awarded Shares which have not yet vested (at the time of the Terminating Transaction and the corresponding termination of the Plan) shall ipso facto become vested in the respective Grantees.

10.2
“Terminating Transaction” shall mean such transaction or proceedings, resulting (whether at the time of, or upon the conclusion of, such transaction or proceedings) in the liquidation of the Company, as the Plan Committee shall in its sole and absolute discretion determine.

11.           Government Regulations

11.1
The Trustee shall not transfer or the Company shall not issue and allot (as the case may be) any Awarded Shares upon the vesting thereof, unless and until all licences, permissions and authorisations required to be granted by the Government of Bermuda, or by any authority or agency thereof, shall have been duly received.

12.           Costs and Expenses

12.1
All costs and expenses with respect to the adoption of the Plan and in connection with the registration of Shares shall be borne by the Company; provided, however, that (except as otherwise specifically provided in the Plan or in any agreement between the Company and a Grantee), the Company shall not be obliged to pay or be otherwise responsible for any costs or expenses (including but not limited to any legal fees) incurred by any Grantee, or any brokerage, service or other fees, charges, costs or expenses due or payable, or any taxes which may be due or payable, upon or in connection with any award of Shares or any Awarded Shares, and/or the vesting or issuance of Awarded Shares, and/or the holding or transfer of any Awarded Shares by any Grantee.

12.2
All Shares awarded to a Grantee shall be denominated in United States Dollars only, and any currency exchange gains and/or losses relating to such Awarded Shares during the vesting period shall be borne solely by the Grantee concerned.

13.           Amendment or Termination of the Plan

13.1
The Plan Committee (acting in its sole and absolute discretion) may alter, amend, suspend or terminate the Plan; provided however that, except as otherwise provided in the Plan, no such action shall deprive any Grantee, without his/her consent, of any his/her rights under an award of Shares already made to the Grantee pursuant to the Plan.

13.2	No amendment of this Plan shall increase the duties and/or responsibilities of the Trustee without its consent.

14.           Effective Date of this Plan

14.1	This Plan shall be deemed to commence with effect from 1 January 2012 (“Commencement Date”).

15.           Limitation of Liability

15.1
No member of the Board of Directors of the Company, the Management Board of the Company or the Plan Committee, or any person authorised to act on their behalf, shall be personally liable for any action, determination or interpretation taken or made in good faith with respect to the Plan, and all members of the Board of Directors of the Company, the Management Board of the Company or the Plan Committee, and each and any person authorised to act on their behalf, shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination or interpretation.

16.           Governing Law and Jurisdiction

16.1
This Plan shall be governed by and interpreted and construed in accordance with the laws of Bermuda; and the Company, the Trustee and the Plan Committee (and its members), and each Grantee, hereby irrevocably submits to the exclusive jurisdiction of the courts of Bermuda.

17.	Status of the Plan

17.1
This Plan shall be subject and subordinate to the Master Plan, and in the event of any conflict or inconsistency between the provisions of this Plan and the provisions of the Master Plan, the provisions of the Master Plan shall prevail (but only to the extent of such conflict or inconsistency).

ANNEX – FORM OF SHARE AWARD CERTIFICATE

THIS DOCUMENT IS IMPORTANT AND SHOULD BE KEPT IN A SAFE PLACE

GLOBAL SOURCES LTD.

SHARE AWARD CERTIFICATE

THE GLOBAL SOURCES RETENTION SHARE GRANT PLAN

THIS IS TO CERTIFY that, on the date shown below, a grant of Shares was awarded to the Grantee named below, subject to the provisions of the above-mentioned Plan, as amended from time to time and to the Rules made pursuant thereto for the time being in force, to receive the number of common shares of US$0.01 each in the capital of Global Sources Ltd. specified below.

Grantee:	Name:	__________________________
	Address:	__________________________
__________________________
__________________________
Date of Award:		__________________________
Vesting Dates and amounts		__________________________
__________________________
__________________________
__________________________
__________________________
Number of Shares:		__________________________

For and on behalf of the Trustee ________________________________ Acknowledged and accepted: ________________________________ Name: Date:

SCHEDULE 1

CERTAIN OTHER CONDITIONS RELATING TO THE AWARD OF SHARES

Upon the awarding of Shares to the Grantee, such Awarded Shares shall not vest in the Grantee immediately, but shall be issued and allotted subject to and in accordance with the provisions of Section 3.2 of the Plan, the provisions of Schedule 2, and the following provisions:

1.
If, prior to the vesting of the Awarded Shares, the Awarded Shares were issued and allotted to the Trustee, then upon the vesting thereof, the Grantee can direct the Trustee to transfer the Awarded Shares to the Grantee or to such person as the Grantee directs.

If, prior to the vesting of the Awarded Shares, the Awarded Shares were not issued and allotted to the Trustee, then upon the vesting thereof, the Grantee can direct the Company to issue and allot the Awarded Shares to the Grantee or to such person as the Grantee directs.

2.	No loans shall be made to a Grantee against the award of Shares under this Plan.

3.	Awarded Shares which have not yet vested under this Plan cannot be committed as collateral.

4.	It is the responsibility of the Grantee to ensure that he/she may participate in this Plan under the laws of his/her jurisdiction.

5.	All disputes regarding this Plan shall be referred to the Plan Committee for resolution, and its decision shall be final and binding.

SCHEDULE 2

VESTING SCHEDULE

1.
Awarded Shares shall not automatically vest in a Grantee upon the award thereof, but (subject to the provisions of Section 7 of the Plan) shall vest over a period of five (5) years after the Grantee’s Retirement, in accordance with the vesting schedule set out below.

	1 year after Retirement	2 years after Retirement	3 years after Retirement	4 years after Retirement	5 years after Retirement
Percentage of the Awarded Shares which vests	20%	An additional 20%	An additional 20%	An additional 20%	An additional 20%

2.	Any fractional number of Shares resulting from the above percentage calculation shall be rounded up to the nearest whole Share.

3.	The rights to Awarded Shares acquired by a Grantee under the Plan are not transferable, except in accordance with Section 7.1(a)(i) of the Plan or paragraph 1 of Schedule 1 to the Plan.

4.           Sample Calculations:

By way of an example, if the Grantee has had twenty (20) completed years of Service, and at the time of his/her Retirement he/she has twenty-two thousand and five hundred (22,500) Other Forfeited Shares, then the number of Shares to be awarded to the Grantee shall be calculated as follows:

20% of his/her Other Forfeited Shares per year of completed Service, for the 6th and up to the 10th year of completed Service

=           20% per year x 22,500 Other Forfeited Shares x 5 years

=           22,500 Awarded Shares   (which shall not vest immediately upon the award thereof, but (subject to the provisions of Section 7) shall vest in accordance with the vesting schedule set out in Schedule 2)

By way of another example, if the Grantee has had seven (7) completed years of Service, and at the time of his/her Retirement he/she has six thousand (6,000) Other Forfeited Shares, then the number of Shares to be awarded to the Grantee shall be calculated as follows:

20% of his/her Other Forfeited Shares per year of completed Service, for the 6th and 7th year of completed Service

=           20% per year x 6,000 Other Forfeited Shares x 2 years

=           2,400 Awarded Shares   (which shall not vest immediately upon the award thereof, but (subject to the provisions of Section 7) shall vest in accordance with the vesting schedule set out in this Schedule 2)